FX Date | she|

RECD S.E.C.
DEC 3 9 2002
516

02054923

2/25/03

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[.CURITI] [.SION]
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32815

SECUR[...] [...]SSION
APR [...] 9 200[...]
DIVIS[...] [...]ION

FACING PAGE

Information Re[...]red of Brokers and Dealers Pursuant to Section 17 of the Securiti[...]Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BE[...]NING 10/01/2001 AND ENDING 9/30/2002
MM/DD/YY MM/DD/YY

[...]. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: [...]RNARDI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLA[...]OF BUSINESS: (Do not use P.O. Box No.)

105 W. ADAMS, SUITE 1[...]
(No. and Street)

CHICAGO	IL	60603-4109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUM[...]R OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIC BEDERMAN 312-726-7324
(Area Code – Telephone Number)

[...]. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCO[...]TANT whose opinion is contained in this Report*

PASQUESI SHEPPARD LLC
(Name – *if individual, state last, first, middle name*)

585 BANK LANE	LAKE FOREST	IL	60045
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public A[...]ntant
- [ ] Public Accountant
- [ ] Accountant not res[...]t in United States or any of its possessions.

PROCESSED
MAR 0 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the re[...]ement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement [...]cts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

P[...]tial persons who are to respond to the collection of in[...]ation contained in this form are not required to respond u[...] the form displays a currently valid OMB control number.

PS
3/27

OATH OR AFFIRMATION

I, RONALD P. BERNARDI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERNARDI SECURITIES, INC., as of SEPTEMBER 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
ERIC A. BEDERMAN
Notary Public, State of Illinois
My Commission Expires 12/14/05

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNARDI SECURITIES, INC.
AND SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2002

(FILED PURSUANT TO RULE 17A-5(D) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)

TOGETHER WITH AUDITORS' REPORT

585 BANK LANE
LAKE FOREST, ILLINOIS 60045
847-234-5000
FAX 847-234-1110

PASQUESI SHEPPARD LLC
ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF
BERNARDI SECURITIES, INC.

We have audited the accompanying consolidated statement of financial condition of BERNARDI SECURITIES, INC. and Subsidiary as of September 30, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Bernardi Securities, Inc. and Subsidiary as of September 30, 2002, in conformity with U.S. generally accepted accounting principles.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

October 30, 2002

BERNARDI SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		$ 247,670
Interest receivable		110,175
Refundable income taxes		15,436
Securities		10,603,603
Clearing fund deposit		100,000
Other current assets		25,524
Total current assets		$ 11,102,408
PROPERTY AND EQUIPMENT:		
Office equipment		$ 228,137
Furniture and fixtures		94,300
		$ 322,437
Less - Accumulated depreciation		(225,145)
Property and equipment, net		$ 97,292
Total assets		$ 11,199,700

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:		
Due to clearing organization		$ 8,352,298
Accrued compensation		511,545
Other accrued liabilities		106,980
Total current liabilities		$ 8,970,823
SHAREHOLDERS' EQUITY:		
Common stock, no par value; 2,000 shares authorized, 1,093 shares issued and outstanding	$ 233,697	
Paid-in capital	54,062	
Retained earnings	1,941,118	2,228,877
Total liabilities and shareholders' equity		$ 11,199,700

The accompanying notes are an integral part of this financial statement.

BERNARDI SECURITIES, INC. AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENT

SEPTEMBER 30, 2002

(1) DESCRIPTION OF THE COMPANY:

Bernardi Securities, Inc. (the Company) is an Illinois corporation that is a registered securities broker-dealer, dealing primarily in state and municipal securities.

(2) ACCOUNTING POLICIES AND PRACTICES:

The following is a summary of the major accounting policies and practices of Bernardi Securities, Inc. which affect significant elements of the accompanying financial statement:

Consolidation Policy -

The accompanying consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Bernardi Asset Management, LLC. Intercompany transactions and balances have been eliminated in the consolidation.

Cash and Cash Equivalents –

For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Financial Instruments -

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts which at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk on cash.

Property and Equipment –

Property and equipment are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using straight-line and accelerated methods. The estimated useful lives used are as follows:

Asset Description	Asset Life
Office equipment	3-7 years
Furniture and fixtures	7 years

Use of Estimates in Preparation of the Financial Statement –

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(3) SECURITIES:

The Company offers state, municipal, U.S. Government and corporate securities. At September 30, 2002, these securities were classified as available for sale and are reported at fair value, with the unrealized gains and losses included in principal transactions. Costs are determined on a specific identification basis for determining realized gains or losses. At September 30, 2002 these securities had a fair value of $10,603,603, with cost of $10,605,949 and an unrealized loss of $2,346.

(4) LEASE COMMITMENT:

The Company leases office and storage facilities under operating leases expiring in 2011 with an additional five year option. In addition to base rent, the Company is required to make monthly installments for their proportionate share of operating expenses and real estate taxes. The future minimum rental commitments as of September 30, 2002 including estimated operating expenses and real estate taxes are as follows:

Year Ending September 30	Amount
2003	$ 143,250
2004	147,750
2005	152,250
2006	156,750
2007	161,250
Thereafter	659,500
	$ 1,420,750

(5) RETIREMENT PLAN:

The Company maintains a defined contribution profit sharing plan with a 401(k) feature which permits before tax employee contributions. The plan covers all full time employees who have met the minimum hours and service as required by the plan. Employer contributions to the plan are at the discretion of the Board of Directors. However, this discretion is subject to a minimum funding requirement of three percent of eligible participants' wages.

(6) FINANCING ARRANGEMENTS:

The Company has a $500,000 line of credit, expiring July 2003. As of September 30, 2002 the Company had no outstanding borrowings. Interest on borrowings under the line is charged at the prime rate. The line is secured by the business assets of the Company.

The Company also has a $136,500 letter of credit. The letter of credit acts as a security deposit and allows the Company's lessor to take draws in connection with obligations under the office lease. The letter of credit is automatically extended for one year periods with a final expiration date of July 31, 2008. The original amount of the letter of credit will be automatically reduced on August 1 of each year to the following amounts:

2003	$ 97,500
2004	78,000
2005	58,500
2006	39,000
2007	19,500
2008	-

(7) AGREEMENT WITH CLEARING ORGANIZATION:

Among other items contained in the clearing agreement between the Company and Pershing, a Division of Donaldson, Lufkin & Jenrette Securities Corporation (Pershing), the Company has a financing agreement whereby Pershing will provide financing to the Company based on the inventory of securities it owns. The interest rate charged on this financing is the federal funds rate plus 125 basis points. Pershing uses the inventory as collateral for the financing with the amount financed limited by the inventory and the Company's net capital requirements. Based upon the statement of financial condition and utilizing the weighted-average maturity mix of securities as of September 30, 2002, the maximum amount available from this financing arrangement would be approximately $30,500,000.

(8) NET CAPITAL REQUIREMENTS:

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent to $250,000 or six and two-thirds percent of aggregate indebtedness, whichever is greater, as these terms are defined. The net capital rule may effectively restrict the payment of cash dividends.

Net capital changes from day to day, but as of September 30, 2002, the Company had net capital and net capital requirements of approximately $1,573,000 and $250,000, respectively, leaving excess net capital of $1,323,000. The percentage of aggregate indebtedness to net capital as of September 30, 2002 was 39 percent. These amounts are not materially different from the unaudited amounts submitted in the Focus Report for the period ended September 30, 2002. The Securities and Exchange Commission rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 1500 percent.

(9) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. An estimate of the possible loss cannot be made based upon the quantity and size of all transactions.

(10) CHANGES IN SHAREHOLDERS' EQUITY:

	Number of Shares	Common Stock	Treasury Stock	Paid-in Capital	Retained Earnings
Balance at 9/30/2001	1,155	$ 248,000	$ -	$ -	$ 2,086,658
Purchase treasury stock	(80)	(18,456)	240,277	-	-
Retired treasury stock		-	(240,277)	-	(240,277)
Stock issued	18	4,153	-	54,062	-
Net income	-	-	-	-	94,737
Balance at 9/30/2002	1,093	$ 233,697	$ -	$ 54,062	$ 1,941,118